CUSIP No. 00241A205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AVP, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
 (Title of Class of Securities)

00241A205
 (CUSIP Number)

Jan Loeb
AmTrust Capital Management, Inc.
10451 Mill Run Circle
Owings Mills, MD 21117
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00241A205

1	NAMES OF REPORTING PERSONS AmTrust Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,170,781
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,170,781
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,170,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00241A205

1	NAMES OF REPORTING PERSONS Jan Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,170,781
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,170,781
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,170,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00241A205

Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by AmTrust Capital Management, Inc., a Delaware corporation (“AmTrust Capital”), and Jan Loeb, the President of AmTrust Capital and a member of its board of directors (together with AmTrust Capital, the “Reporting Persons”). AmTrust Capital and Mr. Loeb exercise the voting and dispositive control over the shares subject to this statement. The initial Schedule 13D (the “Schedule 13D”) was filed on June 29, 2006 by AmTrust International Insurance Ltd. (“AII”), AmTrust Financial Services, Inc. (“AmTrust Financial”), AmTrust Financial Group, Inc. (“AFG,”), G/MK Acquisition Corp. (“G/MK”), Gulf USA Corporation (“Gulf”), New Gulf Holdings, Inc. (“NGH”), Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel, Leah Karfunkel, George Karfunkel, and Barry Zyskind (together, the “Initial Filers”). The initial Schedule 13D was filed to report the purchase of 3,529,410 shares of common stock of AVP, Inc., a Delaware corporation (the “Company”), and 705,882 warrants exercisable into 705,882 shares of the Company’s common stock. Amendment No. 1 to the Schedule 13D was filed on July 18, 2007.

AmTrust Capital was formed in 2006 as a wholly-owned subsidiary of AmTrust Financial to manage the equity assets of AmTrust Financial and other investment funds.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share, of the Company. The address of the principal executive offices of the Company is 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2. Identity and Background.

AmTrust Capital is a Delaware corporation that was established to manage the equity assets of AmTrust Financial and other investment funds. The address of AmTrust Capital is 10451 Mill Run Circle, Owings Mills, MD 21117. The officers and directors of AmTrust Capital are set forth on Schedule B and incorporated by reference into this Item 2. During the last five years, neither AmTrust Capital nor any of the specifically named persons listed on Schedule B hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jan Loeb is the President of AmTrust Capital and a member of AmTrust Capital’s board of directors. Mr. Loeb’s business address is 10451 Mill Run Circle, Owings Mills, MD 21117. During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Loeb is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

AmTrust Capital used its available funds to purchase the shares of common stock reported in this amendment.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended as following:

This Amendment relates to certain actions taken by the Reporting Persons that indicate that the Reporting Persons may be deemed to have the current intent to seek a change or influence control over the Company.

The Reporting Persons and their representatives intend to nominate candidates to stand for the election as a majority of the Board of Directors at the 2008 annual meeting of the holders of the Company’s common stock that will be held on May 5, 2008 at 2:00 PM PST at the Company’s offices at 6100 Center Drive, Suite 900, Los Angeles, CA 90045. The Reporting Persons have not yet determined the number or identity of the persons who would be so nominated. Prior to the annual meeting, the Reporting Persons also intend to engage in discussions with a limited number of other shareholders in order to obtain a non-unanimous written consent of shareholders to implement the change of directors noted above.

CUSIP No. 00241A205

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Company, the press and other relevant parties concerning alternatives and values which may be available to shareholders and to evaluate their investment in the Company’s common stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending upon various factors, including, without limitation, actions taken by the Company or the Company’s Board of Directors, the level of shareholder support for the Reporting Persons’ proposal as reflected in this Amendment No. 2 to the Schedule 13D, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, the market price of the Company’s common stock, the availability of other investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may decide to pursue a proxy contest for control of the Company. The Reporting Persons may also decide not to pursue any plan or proposal. The Reporting Persons also reserve the right to acquire additional shares of the Company’s common stock, to dispose of shares of the Company’s common stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Other than as described in this Item 4, or otherwise in this Amendment No. 2, the Reporting Persons currently have no present plans or proposals which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

For purposes of Rule 13d-3, AmTrust Capital and Mr. Loeb are the beneficial owners of 5,170,781 shares of the Company’s common stock. Such shares represent approximately 24.4% of the Company’s common stock based upon approximately 21,195,978 shares of the Company’s common stock, which includes the amount outstanding as of November 14, 2007 plus the number of shares issuable upon the exercise of the warrants.

Except as described on Schedule A attached hereto, the filers have not engaged in any other transactions with respect to these shares in the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

99.1	Joint Filing Agreement by and among the Reporting Persons (previously filed).

CUSIP No. 00241A205

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2008	AmTrust Capital Management, Inc.

	By:	/s/ Jan Loeb
Name: Jan Loeb Title: President

Date: February 26, 2008	Jan Loeb

	By:	/s/ Jan Loeb
Jan Loeb

CUSIP No. 00241A205

SCHEDULE A

Transactions in shares of the Company’s common stock during the past sixty days:

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
7/9/07	35,500	1.19
7/9/07	14,000	1.19
2/25/08	300,000	0.85
2/25/08	134,242	0.85

All of the above transactions were effected in the secondary market through broker-dealers or an electronic trading network.

CUSIP No. 00241A205

SCHEDULE B

DIRECTORS AND OFFICERS - AmTrust Capital Management, Inc.

Listed below are the directors of AmTrust Capital Management, Inc. (with their respective officerships noted), all of whom are citizens of the United States. The principal occupation of each of the directors is as an employee of AmTrust Capital Management, Inc., and the business address of each is 10451 Mill Run Circle, Owings Mills, MD 21117.

Name and position	Title
Jan Loeb	Director
Michael Karfunkel	Director
Barry Zyskind	Director

Listed below are certain other officers of AmTrust Capital Management, Inc., all of whom are citizens of the United States. The principal occupation of each of the officers is as an employee of AmTrust Capital Management, Inc., and the business address of each is 10451 Mill Run Circle, Owings Mills, MD 21117.

Name and position	Title
Jan Loeb	President

CUSIP No. 00241A205

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons (previously filed).